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                               September 28, 2022

       Laurel Sayer
       President, Chief Executive Officer and Director
       Perpetua Resources Corp.
       405 S. 8th Street, Ste 201
       Boise, Idaho 83702

                                                        Re: Perpetua Resources
Corp.
                                                            Response to Comment
Letter Dated September 12, 2022
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            File No. 333-266071

       Dear Ms. Sayer:

              We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

       Response dated September 16, 2022

       Description of Debt Securities
       No Personal Liability, page 21

   1. We note your response to prior comment 1 and your proposed revisions. While you state that Section 1409 shall
not be construed as a waiver or release of any claims that may be brought under U.S.
federal securities laws, you also state that it "may not be effective to waive or release
liabilities thereunder." Please revise your registration statement to clarify and disclose whether
the provision applies to claims under U.S. federal securities laws.
                                                        The proposed revisions
appear to suggest that this provision applies to claims under U.S.
                                                        federal securities
laws.
 Laurel Sayer
Perpetua Resources Corp.
September 28, 2022
Page 2



       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan
Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.



                                                         Sincerely,
FirstName LastNameLaurel Sayer
                                                         Division of
Corporation Finance
Comapany NamePerpetua Resources Corp.
                                                         Office of Energy &
Transportation
September 28, 2022 Page 2
cc:       Scott Rubinsky, Esq.
FirstName LastName